Exhibit 99.3

Independent Registered Public Accounting Firm's Report
on Applying Agreed-Upon Procedures

The Board of Directors
Prime Receivables Corporation:

We have applied certain agreed-upon procedures, as discussed below, to the monthly settlement statements prepared by FDS Bank and delivered to JPMorgan Chase Bank in accordance with subsection 3.04 (c) of the Amended and Restated Pooling and Servicing Agreement dated December 15, 1992 among Prime Receivables Corporation ("Prime"), as Transferor, FDS Bank, successor to Federated Department Stores, Inc. ("Federated"), as Servicer, and JPMorgan Chase Bank, successor to Chemical Bank, as Trustee (the "Agreement"). Pursuant to the Agreement, Prime Credit Card Master Trust Certificates have been issued under the Series 1992-3 Supplement and the Series 2000-1 Supplement (the "Supplements"). Prime and FDS Bank are wholly owned subsidiaries of Federated. Prime's management is responsible for the monthly settlement statements prepared by FDS Bank. This agreed-upon procedures engagement was performed in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of the specified users of the report. Consequently, we make no representations regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. Our procedures and finding are set forth in the following paragraph:

In accordance with subsection 3.06 (b) of the Agreement, we recalculated the mathematical calculations set forth in the monthly settlement statements during the period from February 1, 2004 to January 29, 2005 (the "Settlement Statements") and agreed the amounts used in the mathematical calculations with Prime's computer reports which were the source of such amounts. In performing our procedures, we utilized information in Prime's Daily Cash Allocation Reports, the Agreement, and the Supplements, as appropriate. We noted no exceptions, as defined in subsection 3.06 (b) of the Agreement, as a result of the performance of our procedures.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on the Settlement Statements. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for your information and is not intended to be and should not be referred to or distributed for any purpose to anyone other than JPMorgan Chase Bank, Moody's Investors Service, Inc. and Standard & Poor's Corporation, as the rating Agencies, the holders of the Certificate or the management of Prime.

KPMG LLP
Cincinnati, Ohio
April 25, 2005